Exhibit 99.1

China Lending Corporation Reports Unaudited Financial Results for the Six Months Ended June 30, 2018

Beijing & Urumqi, August 13, 2018 /PRNewswire/ – China Lending Corporation (“China Lending” or the “Company”) (Nasdaq: CLDC), a non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, today reported its unaudited financial results for the six months ended June 30, 2018.

Financial Matrix for The Six Months Ended June 30, 2018 and 2017

	For the Six Months Ended June 30,
(USD$ millions, except per share data)	2018 (Unaudited)	2017 (Unaudited)	% Change

Interest and fee income	$0.05	$16.23	-99.7%
Interest expenses	$(3.52)	$(2.46)	43.1%
Provision for loan losses	$(47.64)	$(2.06)	2212.6%
Net interest income (loss)	$(51.11)	$11.71	-536.5%
Non interest expenses, net	$(1.05)	$(1.82)	-42.3%
Income (loss) before taxes	$(52.16)	$9.89	-627.4%
Income tax expenses	-	$(1.67)	-100.0%
Net income (loss)	$(52.16)	$8.22	-734.5%
Dividend - Series A convertible preferred stock	-	$(0.34)	-100.0%
Net income (loss)/income attributable to common shareholders	$(52.16)	$7.88	-761.9%
Earnings (Loss) Per Share - Basic	$(2.83)	$0.49	-677.6%
Earnings (Loss) Per Share - Diluted	$(2.83)	$0.47	-702.1%

●	The Company issued 3 loans with an aggregate amount of $1.21 million during the first half of 2018, compared to 265 loans with an aggregate amount of $156.3 million for the same period in 2017.

●	Interest and fee income decreased by $16.18 million, or 99.7%, to $0.05 million from $16.23 million for the same period of 2017 mainly due to a significant decrease in loans issued since the second half of 2017.

●	Net loss attributable to ordinary shareholders was $52.16 million, or net loss of $2.83 per diluted share for the first half of 2018 compared to net income attributable to ordinary shareholders of $7.88 million, or net income of $0.47 per diluted share, for the first half of 2017.

●	Loans receivable was $69.06 million as of June 30, 2018, compared to $117.26 million at the end of 2017. Provision for loan losses was $47.64 million for the first half of 2018, compared to $2.06 million for the same period in 2017. The increase was mainly related to certain overdue loans as certain customers, particularly tire supply chain financing customers, were facing financial difficulties during the first half of 2018.

Financial Results for the Six Months Ended June 30, 2018

Interest and fee income

For the six months ended June 30, 2018, total interest and fee income, which include interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, decreased by $16.18 million, or 99.7%, to $0.05 million from $16.23 million for the same period in 2017. The decrease was mainly due to a significant decrease in loans issued since the second half of last year.

Interest expenses

The Company used borrowed funds, including short-term bank loans, secured loan and loans from a cost investment investee, to fund its direct lending business. Total interest expenses accrued increased by $1.06 million, or 43.1%, to $3.52 million for the six months ended June 30, 2018 from $ 2.46 million for the same period of last year mainly due to increased interest and penalty from overdue loans. The loans with the amount of $41.83 million were overdue.

Provision for loan losses

Provision for loan losses increased by $45.58 million to $47.64 million for the six months ended June 30, 2018 from $2.06 million for the same period in 2017. The increase was mainly related to certain overdue loans as certain customers were facing financial difficulties during the six months ended June 30, 2018 which caused increased provision percentages. We are closely monitoring the situation with those customers.

At the end of each period, we conduct an aging analysis of each customer’s arrears to determine whether the allowance for doubtful accounts is adequate. In establishing the allowance for doubtful accounts, we consider historical experience, the economic environment, trends in the construction industry, expected collectability of amounts receivable that are past due, and the expected collectability of overdue receivables. An estimate of doubtful accounts is recorded when collection of the full amount is no longer probable. Known bad debts are written off against the allowance for doubtful accounts when identified. After reviewing individual balances, we provide a provision of 50% for account receivables past due more than 90 days but less than one year which was increased from 25% at the end of 2017, 62.5% for accounts receivable past due more than 180 days but less than one year which was increased from 50% at the end of 2017, 100% for accounts receivable past due beyond one year, plus additional amounts as necessary. As a result, additional allowance of $25.33million was recorded for the six months ended June 30, 2018.

Loan aging as of June 30, 2018 and December 31, 2017 as follows:

	June 30, 2018	December 31, 2017
	$	$
Current	21,775,426	95,932,372
1-89 Days Past Due	47,533,774	38,280,319
90-179 Days Past Due	24,529,826	35,193,296
180-365 Days Past Due	72,071,417	4,284,361
Over 1 year past due	6,842,102	7,866,437
Loans receivable	172,752,545	181,556,785
Allowance for loan losses	(103,691,813)	(64,294,690)
Loan receivable, net	69,060,732	117,262,095

Net interest income/ (loss)

After deducting for interest expense and provision for loan losses, net interest loss was $51.11 million for the six months ended June 30, 2018, a decrease of $62.82 million, or 536.4%, from net interest income of $11.71 million for the same period in 2017 was mainly due to the decrease in total interest income, increase of provision for loan losses and increase of total interest expenses.

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Non-interest expenses

Salaries and employee surcharges decreased by $0.39 million, or 61.5%, to $0.25million for the six months ended June 30, 2018 from $0.64 million for the same period of last year. Business and other taxes decreased by $0.14 million, or 124.3%, to $0.03million for the six months ended June 30, 2018 from $0.11 million for the same period in 2017. Other operating expenses decreased by $0.26 million, or 23.9%, to $0.83million for the six months ended June 30, 2018 from $1.09 million for the same period in 2017. As a result, total non-interest expenses decreased by $0.77 million, or 42.3%, to $1.05 million for the six months ended June 30, 2018 from $1.82 million for the same period in 2017. which mainly due to the following reasons: (1) the decrease in employee expenses due to departure of certain employees ; (2) the decrease in business taxes and other taxes in line with the decrease in total interest income; and (3) the decrease in expenses related to travel, entertainment and other professional activities as a result of headcount reduction.

Income/ (loss) before income tax, net income/ (loss) and EPS

Loss before income taxes was $52.16 million for the six months ended June 30, 2018 compared to income of $9.89 million for the same period of last year.

Income tax expense was nil for the six months ended June 30, 2018, compared to $1.67 million for the same period of last year.

As a result of the above, net loss was $52.16 million for the six months ended June 30, 2018 compared to net income of $8.22 million for the same period of last year. After deducting for dividend paid for Series A convertible redeemable preferred stock, net loss allocated to ordinary shareholders was $52.16 million for the six months ended June 30, 2018 compared to net income of $7.88 million for the same period of last year.

Basic and diluted loss per share were $2.83 for the six months ended June 30, 2018, compared to basic and diluted income per share were $0.49 and $0.47, respectively, for the same period in 2017.

Loan Portfolio

As of June 30, 2018, the Company’s loans covered over seven industries, including supply chain financing, commerce & service, agriculture, real estate, manufacturing, energy and mining and consumer credit. The Company issued 3 loans with total loan amount of $1.21 million during the six months ended June 30, 2018.

Financial Condition

As of June 30, 2018, the Company had cash and cash equivalents of $0.62 million, compared to $1.22 million as of December 31, 2017. Net loans receivable was $69.06 million as of June 30, 2018, compared to $117.26 million at the end of 2017. Short-term bank loans, loans from a cost investment investee and secured loan were $11.72 million, $15.07 million and $15.04 million, respectively, as of June 30, 2018, compared to $11.97 million, $15.37 million and $15.34million, respectively, as of December 31, 2017.

The capital liquidity of the Company was also influenced consequently due to a decrease in cash inflows provided by operating activities. The company’s operating results for future periods are subject to numerous uncertainties and if the Company will be able to maintain profitability and continue growth for the foreseeable future. If management is not able to increase revenue and /or manage operating expense in line with revenue forecasts, the Company may not be able to maintain profitability.

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the debt facilities as and when they fall due.

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Although the Company believes that it can realize its current assets, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management had considered the historical experience, the economy, trends in the supply chain industry, the expected collectability of the loans receivables, and provided for an allowance for doubtful accounts as of June 30, 2018. The Company expects to realize the balances net of allowances within the normal operating cycle of twelve months period. If the Company is unable to realize its current assets within the normal operating cycle of twelve months period, the Company may have to consider its available source of funds through the financing from the PRC banks, third parties and other financial institutions given the Company’s credit history, enhance the collection on the overdue loans from customers by negotiation new payment terms, repayments of loans with collateral in the form of rights to cash, securities or property and equipment, as well as look for strategic investors to restructure and optimize our assets.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise that could result in shortfalls to the Company’s plan, such as the demand for the Company’s collateral, economic conditions, collections of the overdue loans receivables, the Company’s operating results not continuing to deteriorate and the Company’s banks, third parties and shareholders being able to provide continued financings. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the period ended June 30, 2018 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

The Company’s loans included short-term bank loans, secured loan and loans from a cost investment investee and all the loans were overdue as of June 30, 2018. The Company has reached settlement agreements with Zhengxin Financing Guarantee Co., Ltd and Urumqi Changhe Financing Guarantee Co., Ltd. to repay the principals and penalties totaled RMB56.02 million no later than October 30, 2020.

On January 16, 2018, the Company received a subpoena from Xinjiang superior people’s court. China Great Wall Assets Management Co, Ltd. sued the Company and its guarantors for a default on the loan, plus penalties. The case is in the process. The company is actively negotiating with China Great Wall Assets Management Co, Ltd and Shanghai Pudong Development Bank about the debt restructuring, but there is no agreement achieved.

Recent Update

On July 6, 2018, the Company entered into a securities purchase agreement with two institutional investors for a registered direct placement of approximately $2.0 million from selling its ordinary shares at a price of $2.60 per share. The Company issued a total of 769,232 ordinary shares to institutional investors. As part of the transaction, the Company issued to the investors Series A warrants to purchase up to 576,924 ordinary shares at an exercise price of $2.60 per share, which warrants have a term of four (4) years from the date of issuance. The investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares for nominal consideration. The transaction was closed on July 10, 2018.

On May 21, 2018, the Company announced the expansion of its service offerings with the launch of its financial leasing services.  The financial leasing services will be operated through its two wholly-owned subsidiaries, Xinjiang Xin Quan Financial Leasing Co. Ltd. and Ningbo Ding Tai Financial Leasing Co. Ltd., which are registered in Khorgas Boarder of Xinjiang Uygur Autonomous Region, and Ningbo of Zhejiang Province, respectively. Both subsidiaries will benefit from a corporate income tax exemption for their initial five years, and half exemption for following five years.

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On May 08, 2018, the Company entered into agreement with Xinjiang Heli Kaiyuan Construction Co., Ltd (“Heli Kaiyuan) to transfer 33.33% equity shared of Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) with consideration of $nil. Then, Xin Quan’s board of directors passed a resolution to increase the registered capital to USD 50 million from USD 30 million. And on the same day, the Company signed shareholding entrustment agreement with Heli Kaiyuan to state that Heli Kaiyuan holds 20% equity interest in Xin Quan on behalf of the Company. As a result, the Company holds 60% equity interest in Xin Quan. On August 06, 2018, the change in registration has been completed.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, with a registered capital of $94.7 million (RMB 600 million) as of June 30, 2018 China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to obtain or maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the risk that our recent business combination disrupts the Company’s current plans and operations; (3) the ability to recognize the anticipated benefits of our recent business combination, which may be affected by, among other things, closing proceeds, competition and the ability of the business to grow and manage growth profitably; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) changes in applicable laws or regulations; (6) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties indicated from time to time in the proxy statement filed by the Company in connection with the business combination, including those under “Risk Factors” therein, and other factors identified in the Company’s prior and future filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:

Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

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china lending corporation

Unaudited condensed consolidated Balance Sheets

	June 30, 2018	December 31, 2017

ASSETS
Cash and cash equivalents	$621,122	$1,220,380
Loans receivable - third parties, net	68,382,400	116,017,356
Loans receivable - related parties, net	678,332	1,244,739
Interest and loans receivable, net	20,773	6,035
Property and equipment, net	37,388	46,334
Intangible asset, net	74,621	80,729
Other assets	766,226	1,004,696
Total Assets	$70,580,862	$119,620,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Short-term bank loans	$11,721,318	$11,969,976
Loan from a related party, a cost investment investee	15,074,044	15,367,146
Secured loan	15,043,896	15,336,412
Dividends payable	480,000	480,000
Taxes payable	689,582	763,736
Other liabilities	12,139,036	8,953,652
Total liabilities	$55,147,876	$52,870,922

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of June 30, 2018 and December 31, 2017.	9,309,327	8,966,127

Shareholders’ Equity
Ordinary Shares, no par value; unlimited shares authorized; 23,757,667 and 23,758,817 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	-	-
Additional paid-in capital	96,634,328	96,977,528
Statutory reserves	6,621,063	6,621,063
Accumulated deficit	(93,960,247)	(41,807,285)
Accumulated other comprehensive loss	(3,171,485)	(4,008,086)
Total Shareholders’ Equity	6,123,659	57,783,220
Total Liabilities and Shareholders’ Equity	$70,580,862	$119,620,269

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china lending corporation

Unaudited Condensed CONSOLIDATED Statements of OPERATIONS and

Comprehensive Income (LOSS)

	For the six months ended June 30,
	2018	2017

Interest and fee income
Interest and fees on loans	$51,151	$16,093,554
Interest and fees on loans-related parties	-	137,427
Interest on deposits with banks	264	808
Total interest and fee income	51,415	16,231,789

Interest expense
Interest expense on short-term bank loans	(825,284)	(769,503)
Interest expense and fees on secured loans	(1,275,128)	(807,229)
Interest expense on loans from a related party, a cost investment investee	(1,422,219)	(882,418)
Total interest expense	(3,522,631)	(2,459,150)

Provision for loan losses	(47,636,098)	(2,060,406)
Net Interest (Loss) Income	(51,107,314)	11,712,233

Non-interest income	-	15,312

Non-interest expenses
Salaries and employee surcharges	(246,605)	(640,743)
Business taxes and other taxes	27,678	(113,863)
Other operating expenses	(826,342)	(1,085,247)
Total non-interest expenses, net	(1,045,269)	(1,824,541)
Non-operating expenses	(157)	-
(Loss)Income Before Income Taxes Benefits	(52,152,740)	9,887,692
Income tax expenses (benefits)	-	(1,671,221)
Net (Loss) Income	$(52,152,740)	$8,216,471

Dividend – Convertible Redeemable Class A preferred stock	-	(343,200)
Net (loss) income allocated to ordinary shareholders	$(52,152,740)	$7,873,271

Other comprehensive income
Foreign currency translation adjustments	836,602	2,948,138
Comprehensive (Loss) Income	$(52,316,138)	$11,164,609

Weighted-average common shares outstanding – basic	18,422,783	15,915,107
Weighted-average common shares outstanding – diluted	18,422,783	16,630,107
(Loss)Earnings per share to ordinary shareholders – Basic	$(2.83)	$0.49
(Loss)Earnings per share to ordinary shareholders – Diluted	$(2.83)	$0.47

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